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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                          Krupp Realty Fund, Ltd. - III
                            (Name of Subject Company)
                        KRF3 Acquisition Company, L.L.C.,
                            KRF Company, L.L.C., and
                    The Krupp Family Limited Partnership - 94
                                    (Bidders)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)

                               Scott D. Spelfogel
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385

                                 with copies to:
                                 James M. Dubin
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Telephone: (212) 373-3000
            (Name, Address and Telephone Number of Persons Authorized
           to Receive Notices and Communications on Behalf of Bidders)
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         This Amendment No. 2, dated May 28, 1999 (the "Amendment"), to the
Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1999, attaches additional solicitation materials sent to holders of Units (as defined below) ("Unitholders") in connection with the Offer (as defined below).

         This Amendment and the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1998, relate to a tender offer by the Purchaser, to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, each dated as of May 14, 1999 and in the related Agreement of Assignment and Transfer (which together constitute the "Offer").
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Item 1.  Material to Be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits thereto:

         (a)(8)     Solicitation material sent to certain Unitholders
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated:   May 28, 1999


                        KRF3 Acquisition Company, L.L.C.

                                 By:      KRF Company, L.L.C.,
                                          its sole member

                                          By:      The Krupp Family Limited
                                                   Partnership - 94,
                                                   its sole member


                                                   By: /s/ Douglas Krupp
                                                       -----------------
                                                       Name: Douglas Krupp
                                                       Title:  General Partner

                        KRF Company, L.L.C.

                                          By:      The Krupp Family Limited
                                                   Partnership - 94,
                                                   its sole member


                                                   By: /s/ Douglas Krupp
                                                       -----------------
                                                       Name: Douglas Krupp
                                                       Title:  General Partner

                        The Krupp Family Limited Partnership-94


                                                   By: /s/ Douglas Krupp
                                                       -----------------
                                                       Name: Douglas Krupp
                                                       Title:  General Partner
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                                  EXHIBIT INDEX


Exhibit No.         Description

(a)(8)              Solicitation material sent to certain Unitholders